

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 4, 2017

Brian J. D'Ambrosia
Chief Financial Officer
Monro Muffler Brake, Inc.
200 Holleder Parkway
Rochester, New York 14615

> **Re:** **Monro Muffler Brake, Inc.**
> **Form 10-K for the Fiscal Year Ended March 26, 2016**
> **Filed May 25, 2016**
> **File No. 000-19357**

Dear Mr. D'Ambrosia:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Melissa Raminpour

                        Melissa Raminpour
                        Branch Chief
                        Office of Transportation and Leisure